EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement of Enterprise GP Holdings L.P. on Form S-3 of our report dated February 28, 2007 (September 18, 2007 as to the effects of the common control acquisition of the general partnership interests of Texas Eastern Products Pipeline Company, LLC, and certain limited partnership interests of TEPPCO Partners, L.P. and the related change in business segments described in Note 1, as well as subsequent events as discussed in Note 19), relating to the consolidated balance sheet of EPE Holdings, LLC as of December 31, 2006, appearing in the Current Report on Form 8-K (File No. 1-32610) filed September 20, 2007 of Enterprise GP Holdings L.P., and to the reference to us under the heading “Experts” in the Prospectus of Enterprise GP Holdings L.P., which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
September 21, 2007